INVITATION TO THE AMER SPORTS CORPORATION EXTRAORDINARY GENERAL MEETING

Amer Sports Corporation shareholders are hereby summoned to the Company's Extraordinary General Meeting to be held at 2 pm on Wednesday, June 4, 2008 at its headquarters at Mäkelänkatu 91, Helsinki, Finland.

Pursuant to Chapter 5, Section 4 of the Finnish Companies Act, Novator Finland Oy has asked to convene an Extraordinary General Meeting.

The following matters will be on the agenda

The Nomination Committee of the Amer Sports Corporation Board and shareholder Novator Finland Oy propose to the Extraordinary General Meeting that

1. the Company's current board members be released from their positions
2. to elect a new Board of Directors

Right of attendance

Shareholders who are registered on the Company's shareholders list maintained by the Finnish Central Securities Depository Ltd on Friday, May 23, 2008 are entitled to attend the Extraordinary General Meeting.

Right of attendance of nominee-registered shareholders

A shareholder, whose shares have been recorded in his book-entry account, is also entered in the Company's Shareholder Register. A shareholder holding nominee-registered shares and wishing to attend the meeting can, at a request to be made not later than ten days before the meeting, temporarily be registered in the Shareholder Register. To arrange temporary registration, a nominee registered shareholder should contact his assets manager in due time before May 23, 2008.

Notice of attendance

Registration starts on Monday, May 12, 2008 and ends on Friday, May 30, 2008 at 4:00 pm Finnish time (GMT +3).

Shareholders wishing to attend the meeting must inform the Company of their intention either by writing to Amer Sports Corporation, Share Register, P.O. Box 130, FI-00601 Helsinki, or by telephoning (+358 9 7257 8320), or by e-mail to amersports@yhteyspalvelut.elisa.fi.

Notifications must be received before the end of the notification period. Proxies should be submitted in connection with the notifications of attendance.

Helsinki, April 4, 2008

AMER SPORTS CORPORATION
Board of Directors




08001748

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager

Tel: +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION:
OMX Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

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